Kaye Scholer llp	1999 Avenue of the Stars, Suite 1700
Los Angeles, California 90067-6048
310 788-1000
Fax 310 788-1200
www.kayescholer.com

July 5, 2005

Jeffrey B. Werbitt
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vialta, Inc. Schedule 13E-3 File No. 5-61971 Preliminary Proxy on Schedule 14A File No. 0-32809 Filed on May 20, 2005

Dear Mr. Werbitt:

          On behalf of Vialta, Inc. (the “Company”) and, pursuant to the consent of their counsel, Victory Acquisition Corp.; Fred S. L. Chan; Annie M. H. Chan; Annie M. H. Chan TR UA 07-25-95, the Annie M. H. Chan Living Trust; Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, the David Y. W. Chan Trust; Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, the Edward Y. C. Chan Trust; Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, the Michael Y. J. Chan Trust, Shiu Leung Chan & Annie M. H. Chan Gift Trust Dated 11/20/92; Evershine XVI, L.P.; and Everbright II, LLC (collectively, the “Acquiring Parties” and together with the Company, the “Filing Parties”) and pursuant to Item 101(a) of Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), there is submitted herewith in electronic format for filing with the Commission, under the Securities Act of 1933, as amended, Amendment No. 1 to the Company’s and the Filing Parties’ Schedule 13E-3 (the “Schedule 13E-3”) and Amendment No. 1 (together with Amendment No. 1 to the Schedule 13E-3, the “Amendments”) to the Company’s Schedule 14A (the “Proxy Statement”).

          In connection with the Schedule 13E-3 and the Proxy Statement, the Company received a letter (the “Comment Letter”), dated June 22, 2005, from the Commission’s staff (the “Staff”), containing comments on the Schedule 13E-3 and the Proxy Statement.

          The Filing Parties have authorized us to respond to the Staff’s comments. The Filing Parties’ responses to the comments on the Schedule 13E-3 and the Company’s responses to the comments on the Proxy Statement are contained below, with such responses numbered to correspond to the numbered paragraphs in the Comment Letter. As a courtesy to the Staff, two copies of the Amendments are being provided under separate cover, along with two additional

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Kaye Scholer llp

Jeffrey B. Werbitt
July 5, 2005

copies of the Proxy Statement that have been marked to show the changes from the preliminary proxy filed with the Commission on May 20, 2005.

          As we have advised you, the outside date for termination of the merger agreement by any party is August 13 and in order to have sufficient time between mailing the Proxy Statement to stockholders and the date of the special meeting we have targeted mailing of the Proxy Statement for July 8 or July 11 at the latest. To the fullest extent possible, we appreciate the Staff’s assistance in meeting our timetable, consistent of course with the protection of investors.

Schedule 13E-3

1.      Please revise to include all of the disclosure required by Schedule 13E-3, as to each filer individually. For example, disclose the information required by Item 3 if Schedule 13E-3 for Evershire XVI, L.P. and Everbright II, LLC. In addition, to the extent that they apply, please address the comments below as to each filing person.

          Additional information as to each filer individually has been added to the Proxy Statement under the heading “PARTIES INVOLVED IN THE PROPOSED TRANSACTION — Information about Victory, the Participating Stockholders and Certain Other Persons” beginning on page 56.

2.      It does not appear that your financial statements contain all of the information required by 1010(a)(3) and (4) regarding book value and ratio of earnings to fixed charges. Please to disclose this information or otherwise advise.

          Disclosure of the book value per share for the most recent balance sheet period has been included in the Proxy Statement under the heading “SELECTED HISTORICAL FINANCIAL DATA” on page 71. No ratio of earnings to fixed charges has been included since there is no relevant ratio. The Company currently has no scheduled debt or other fixed charges.

3.      It appears that you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable. Please advise of your basis for not disclosing this financial information as set forth in Item 1010 of Regulation M-A.

          Item 1010 (c) of Regulation M-A requires that pro forma information be included if material. The current stockholders of the Company, other than Victory’s shareholders, will have no ongoing ownership interest in or amounts due from the Company after consummation of the transaction. As such, neither the Company nor the Acquiring Parties believe that the pro forma effects of the transaction to the Company are material to the stockholders. Therefore, neither the Company nor the Acquiring Parties have included any pro forma financial information in the Schedule 13E-3 or Proxy Statement.

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Jeffrey B. Werbitt
July 5, 2005

Proxy Statement on Schedule 14A

Summary Term Sheet, page 1

4.      We note your statement in the second italicized paragraph regarding the merger agreement that “[i]t is not intended to provide any other information about [Vialta]” and that such factual information “can be found elsewhere in this proxy statement and in other public filings Vialta makes with the Securities and Exchange Commission.” Investors are entitled to rely upon disclosures in your publicly filed documents, including the merger agreement. Please revise your disclosure to eliminate the language indicating that stockholders may not rely upon the terms and conditions of the merger agreement.

          As discussed, we have deleted the referenced language from the second paragraph under the caption “SUMMARY TERM SHEET.”

5.      We note your disclosure in the last italicized paragraph on page 1 that “the information concerning the subject matter of the representations and warranties may have changed since the date of the agreement, which subsequent information may or may not be fully reflected in [Vialta’s] public disclosures.” To the extent the disclosure in the merger agreement has changed or is no longer accurate you have an obligation to revise your public disclosure. Please revise as appropriate.

          Additional disclosure has been added to the last paragraph on page 1 to specify that the Company has or will (as applicable) publicly disclose any subsequent material information to the extent required by applicable securities laws.

Parties Involved in the Proposed Transaction, page 2

          Participating Stockholders, page 2

6.      Please revise to specifically name each filing person. In this regard we note that you refer to “trusts established for the benefit of their children, and a related entity.”

          The description of the participating stockholders under the caption “SUMMARY TERM SHEET” beginning on page 2 has been revised to specifically name each filing person.

7.      Here or in an appropriate place in the proxy statement, disclose by percentage the interest of each participating shareholder in the Company after the merger.

          The requested disclosure has been added under the subheading “- Interests of Certain Persons in the Merger — Victory Acquisition Corp. and the Participating Stockholders; Equity

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Jeffrey B. Werbitt
July 5, 2005

Ownership in the Surviving Corporation Following the Merger” on page 41 of the revised Proxy Statement.

The Special Meeting, page 2

          Voting Agreement, page 2

8.      You discuss the percentage of outstanding Vialta shares held by participating stockholders and other affiliates of the Company. However, on page 3 under “Structure of the Transaction” you refer to shares of Vialta held by “wholly-owned subsidiaries.” Indicate how many shares are so held and how they may affect the vote on the merger agreement.

          Disclosure has been added under the caption “SUMMARY TERM SHEET” on page 3 to clarify that no shares are held by “wholly-owned subsidiaries.”

The Merger, page 3

          Certain Fraudulent Transfer Risks, page 4

9.      In this Section, you disclose that Vialta shareholders who receive cash in the merger may have to return that consideration if “Vialta is insolvent at the time of the merger or becomes insolvent because of the merger.” The potential to receive nothing in the merger is a serious risk to shareholders, and their understanding of this risk is critical to an informed voting decision. Therefore, please expand this section to disclose how “insolvency” is defined for purposes of determining whether a fraudulent conveyance has occurred. Also, discuss what would occur if shareholders had to return the cash they received. Would the entire transaction be unwound? Finally, clarify why a fraudulent conveyance risk exists. It seems that the distribution to public shareholders would not be the reason this transaction might be deemed a fraudulent conveyance. Is the participation of affiliates the principal reason why this risk exists? If so, please expand to explain.

          The language on page 4 under the caption “Summary Term Sheet” and on page 43 under the caption “SPECIAL FACTORS – Certain Fraudulent Transfer Risks” has been revised to disclose how “insolvency” is defined for purposes of determining whether a fraudulent conveyance has occurred. In addition, the language has been modified to specify that the transaction could in theory be unwound. As discussed with the Staff, a fraudulent conveyance argument could be applied to any acquisition in which a company’s own assets are being used to pay all or part of the consideration, and is not unique to this transaction nor dependent upon the participation of affiliates.

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Jeffrey B. Werbitt
July 5, 2005

10.    Refer to our last comment above. In your response letter, please tell us what specific facts about this transaction led to the disclosure regarding the risk of the merger being deemed a fraudulent conveyance. For example, has a creditor(s) objected to the merger or do you anticipate that a creditor(s) may object? This type of disclosure is not typical in disclosure documents for going private transactions, and we therefore want to understand (with a view to possible additional disclosure) why this transaction in particular poses a special risk of being deemed a fraudulent conveyance.

          As referenced in the response to comment number 9 above, the risk of the transaction being challenged as a fraudulent conveyance exists because the Company’s own cash is being used to fund a portion, if not all of, the merger consideration. However, the board believes that Vialta will not be rendered insolvent as a result of the proposed transaction. No creditors have objected to the merger and the Company does not anticipate that a creditor will object. As stated in response to comment 9 above, we have provided additional disclosure in the Proxy Statement to specify that, while the risk exists on a theoretical level, the board of directors does not believe that the Company will be insolvent after giving effect to the merger.

Federal Income Tax Consequences, page 4

11.    Expand to discuss the federal income tax consequences of the merger to participating stockholders and the Company going forward. See Item 1023(d) of Regulation M-A.

          Additional disclosure has been provided under the caption “Summary Term Sheet” on page 9 and “SPECIAL FACTORS – Federal Income Tax Consequences” on page 46 as requested by the Staff.

Appraisal and Dissenters’ Rights, page 4

12.    Briefly summarize the difference between dissenters’ and appraisal rights.

          A summary of the material differences between dissenters’ and appraisal rights has been added beginning on page 47 of the Proxy Statement under the caption “SPECIAL FACTORS – Appraisal and Dissenters’ Rights” and a cross reference to this discussion has been added under the caption “SUMMARY TERM SHEET” on page 10.

13.    Please revise the last sentence in this section. It is confusing in that it implies that only shareholders who waive dissenters’ and appraisal rights will receive any cash consideration as a result of this transaction. As you know, shareholder who exercise dissenters’ or appraisal rights will receive some value for their shares in Vialta, which may be equal to, greater than or less than the merger consideration offered now.

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Jeffrey B. Werbitt
July 5, 2005

          The referenced sentence has been deleted. A new sentence has been added under the heading “SUMMARY TERM SHEET” on page 10 informing shareholders that a judicial appraisal may be equal to, greater than, or less than the merger consideration being offered.

14.    Include the bold faced disclosure about the impact of voting in favor of the merger that appears on page 43 in this section, as well.

          The requested disclosure has been added under the caption “SUMMARY TERM SHEET” page 10 of the Proxy Statement.

Fairness of the Merger; Conflicts of Interest, page 4

          General

15.    We note that in determining that the transaction is fair to the unaffiliated security holders of Vialta, it appears that the special committee, the board and the remaining filing persons adopted Salem’s analysis and conclusions. In light of the fact that the fair value derived by Salem is of March 28, 2005, please disclose whether the filings persons continue to believe that the transaction is fair to the Company’s unaffiliated security holders based on the Salem’s conclusions and analysis.

          Additional disclosure has been added to answers on page 4 specifying that the special committee and the board of directors of Vialta has neither withdrawn nor modified its recommendations of the merger agreement or the merger subsequent to the March 28 meeting. In addition, the language on page 5 has been modified to specify that the participating stockholders continue to believe that the transaction is fair.

Interests of Certain Persons in the Merger, page 5

16.    Specifically disclose that participating stockholders who will own all of the Company after the merger will be the only ones to benefit from the performance of Vialta going forward. If they may take advantage of special tax advantages, such as tax loss carry forwards, please describe.

          Specific disclosure concerning who will benefit from the performance of Vialta going forward, including with respect to special tax advantages has been added on page 7. Additional disclosure concerning special tax advantages has been added to the tax discussion on pages 9 and 46.

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Jeffrey B. Werbitt
July 5, 2005

The Merger Agreement, page 6

17.    Briefly summarize the legal opinion that must be provided by counsel to Vialta in order for the merger to be consummated. That is, what is the subject matter of the legal opinion?

          A brief description of the subject matter of the legal opinion has been added under the caption “SUMMARY TERM SHEET” on page 7 and under the caption “THE MERGER AGREEMENT – Conditions to Completion of the Merger” on page 65, as requested by the Staff.

Questions and Answers about the Merger, page 7

          General

18.    It appears that your “Questions and Answers about the Merger” section repeats a great deal of information from the summary term sheet. Combine these sections and eliminate the repetitive disclosure.

          These sections have been combined under the heading “SUMMARY TERM SHEET” to eliminate the repetitive disclosure, as requested by the Staff.

Can the board of directors consider other proposals?, page 10

19.    In this section, disclose the termination fee payable to Victory if the merger is not consummated. Your disclosure should clearly indicate that since Victory is owned by the participating stockholders, they will receive the termination fee.

          There is no termination fee payable to Victory if the merger is not consummated. Expenses, however, may need to be reimbursed up to $250,000 and additional disclosure concerning this has been added under the caption “SUMMARY TERM SHEET” on page 8.

Special Factors, page 12

          Structure of the Transaction, page 12

20.    The disclosure here already appears earlier in the proxy statement. In addition, the mechanics of the merger, as opposed to the reasons for the structure, its purpose and effects, is not particularly critical disclosure. Please revise to avoid repeating the same information in different places in the disclosure document, particularly that information that is not essential to an understanding of the transaction.

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Jeffrey B. Werbitt
July 5, 2005

          The repetitive language concerning the structure of the transaction has been deleted from the section captioned “SPECIAL FACTORS – Structure of the Transaction,” as requested by the Staff.

Background of the Merger, page 13

21.    See the last comment above regarding the need to avoid unnecessary repetition of non-critical information in the proxy statement. In this regard, the disclosure in the first two paragraphs of this section appears verbatim earlier in the proxy statement. Please revise.

          The discussion under the subheading “- Background of the Merger — The Company” has been revised to avoid repetition of information that is not necessary to understand the background of the merger.

22.    Please better explain the financial situation of the Company, and in particular, any financial difficulties, so that investors may understand why you are engaging in this transaction at this time. In this regard, although you disclose Vialta’s losses over the past several years, it is not clear to security holders what is driving the timing of this merger. See Item 1013 of Regulation M-A.

          The paragraph under the subheading “- Background of the Merger — The Company” and the first two paragraphs under the subheading “- Exploration of Strategic Alternatives” beginning on page 11 has been revised to better explain the financial situation of the Company and the factors driving the timing of this merger.

23.    We note that at the meeting on March 30, 2004 the board determined that a sale of the Company would be preferable to a reverse stock split. Please revise to explain why. Similarly, we note that the board discussed other strategic alternatives, such as continuing to operate the Company as an ongoing business and liquidating the Company. Please summarize the relative advantages and costs of these alternatives and disclose why the board determined that a sale of the Company was the best alternative. See Item 1013 of Regulation M-A.

          Additional disclosure has been added to page 12 to explain the board’s decision to pursue a sale of the Company over a reverse stock split. Please note that at the time of the March 30, 2004 meeting, the board of directors had not abandoned the possibility of pursuing other options, such as operating the Company as an ongoing business or liquidating the Company. Rather, it determined to explore the option of a sale to determine if there was any bona fide third party interest and, if so, at what price.

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Kaye Scholer llp

Jeffrey B. Werbitt
July 5, 2005

24.    You disclose that Needham & Company was engaged to explore a range of strategic alternatives for the board pursuant to a letter agreement dated as of March 19, 2004 and provided a report on the interest they had received relating to Vialta’s interest in exploring strategic alternatives. Please revise to summarize the material terms of Needham’s relationship with Vialta. See Item 1015 of Regulation M-A.

          A new section under the caption “SPECIAL FACTORS — Liquidation Analysis and Selection of Needham” has been added beginning on page 25 of the Proxy Statement in response to the Staff’s comment.

25.    Please expand your disclosure to summarize all reports presented to the board by Needham. See Item 1015 of Regulation M-A. In this regard, note that Item 1015 of Regulation M-A encompasses both oral and written reports that are materially related to this transaction. Also, please file all written reports as exhibits to your Schedule 13E-3. See Item 1016(c) of Regulation M-A.

          The liquidation analyses described in the Proxy Statement under the heading “SPECIAL FACTORS - Liquidation Analysis and Selection of Needham” have been filed as exhibits to the Schedule 13E-3 amendment. The other updates and reports that Needham provided to the board with respect to its exploration of a possible sale to an unaffiliated third party did not materially relate to the proposed Rule 13E-3 transaction.

26.    You disclose that Vialta entered into “stay bonus agreements” with certain key employees, including Didier Pietri and William Scharninghausen. Please disclose all of the “key employees” that received these bonuses and provide a materially complete description of the “stay bonus agreements.”

          Disclosure has been added to the descriptions of the April 27, July 27 and August 4, 2004 board meetings beginning on page 12 in response to the Staff’s comment. We have specified the names of the executive officers who received stay bonuses and have noted that the other recipients were employees who, while deemed necessary for the ongoing operations of the Company, were not considered to be “key employees” per se. We have specified that the bonuses were structured as a certain number of months of pay in exchange for remaining at the Company until expiration of a specified date, with the exception of Yin-Wu Chen who is noted as receiving an increase in salary. The bonuses for these executive officers are also described under the subheading “- Interests of Certain Persons in the Merger” on page 42.

27.    We refer you to the discussion of the initial estimated preliminary liquidation value of Vialta determined by the board and Needham on page 15. In this regard, we note that there were questions raised about the assumptions made in the liquidation models and potential additional costs and that Vialta’s management and Needham were aware that several assumptions may have caused the estimated preliminary liquidation value to be

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Jeffrey B. Werbitt
July 5, 2005

underestimated. Please revise to disclose the assumptions that were relied upon and the assumptions that were underestimated in the original estimated preliminary liquidation value. Also, revise to disclose which assumptions were readjusted or added in the revised analysis.

          A new section titled “SPECIAL FACTORS — Liquidation Analysis and Selection of Needham” has been added beginning on page 25 of the Proxy Statement. This section addresses the comment raised by the Staff concerning the liquidation models. Cross references to this section have been added to the board meeting discussions, now found on pages 13 and 14 of the Proxy Statement.

28.    Refer to the third paragraph on page 15. Explain why the revisions to the liquidation value analysis and particularly the underlying assumptions were deemed necessary and appropriate. Also, explain who set those assumptions or requested that they be changed. We note that the second liquidation analysis performed at the request of the board of directors yielded a significantly lower per share value than the first, so it is critical for shareholders to understand the reasons for the change in value.

          As noted in the response to comment 27, a new section titled “SPECIAL FACTORS — Liquidation Analysis and Selection of Needham” has been added beginning on page 25 of the Proxy Statement. This section addresses the comment raised by the Staff concerning the liquidation models.

29.    With respect to the $5 million dollar receivable written off by the Company, was that receivable owed by any affiliated party of the Company? Please disclose if yes. Also, discuss the circumstances surrounding this note, and why its collection was deemed uncertain.

          The receivable was not owed by an affiliated party of the Company. The disclosure has been revised to state that the receivable was written off because there was significant uncertainty as to its recoverability. This determination was made in light of the circumstances at the time and the Company believes that the circumstances surrounding the receivable are not relevant to the merger as the working assumption in the negotiations was that the receivable would be collected. For your reference and understanding, the Company will supplementally provide to you a copy of correspondence related to the receivable with the Commission filed on May 9, 2005 in connection with a review of Vialta’s Form 10-K.

30.    See our last comment above. We note that much of the disclosure in this section focuses on the liquidation value of the Company assuming this receivable will be written off. We also note that the fairness opinion and the fairness analysis of this transaction were conducted before this receivable was collected on April 28, 2005, and that the merger agreement itself was similarly entered into when collection was uncertain. Given the

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Jeffrey B. Werbitt
July 5, 2005

significant sums collected by the Company through the note receivable, which were presumably not reflected in the per share value ascribed to the shares at that time, discuss what consideration was given to the updating the analyses post-April 28, 2005.

          Although a liquidation scenario was prepared assuming the receivable was not collected, this was not the working assumption of the parties. In its negotiations with Fred S.L. Chan, the special committee specifically refused to allow a discount in the value of the receivable, notwithstanding the fact that it had been written off for accounting purposes by the Company. Ultimately, Mr. Chan agreed to take the risk that the receivable would not be subsequently collected. (See description of February 24, 2005 meeting with the special committee on page 17 of the Proxy Statement). The merger consideration per share exceeds the estimated liquidation amount per share inclusive of the full collection of the receivable. As a result, no consideration has been given to updating the analyses post-April 28, 2005.

31.    Expand the third full paragraph on page 16 to specifically describe the “concerns regarding the long term prospects of Company A and the due diligence issues relating to the predecessor business of its principals” expressed by the board that caused it to reject an offer by an unaffiliated entity at a higher per share value than that being paid in this merger.

          The disclosure, now found on page 14, has been modified to specify that principals of Company A had been the subject of certain regulatory issues that concerned the board of directors. In addition, disclosure has been added to specify that the board of directors was concerned about Company A’s long term prospects because that company’s business strategy depended on acquiring multiple business that had not yet been identified and rolling them up into the parent. As a result, the board of directors determined that the securities of Company A, which constituted a significant portion of its offer, were not adequate consideration for the Company’s shareholders.

32.    Refer to the second to last paragraph on page 16. What reasons (if any) were provided by Company B as to why it no longer wished to pursue a transaction with the Company? Also provide similar disclosure for Company C.

          Disclosure has been added to the description of the January 11, 2005 meeting found on page 15 specifying that Company B did not provide any reason why it was no longer interested in pursing a transaction. Further disclosure has been added to page 15 clarifying that Company C indicated that it was not interested in operating a public company, after further considering the related costs and obligations.

33.    Refer to the third full paragraph on page 18 of the proxy statement. Clarify what is meant by the “projected March 31, 2005 company position.” Disclose any material assumptions underlying the projection.

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Jeffrey B. Werbitt
July 5, 2005

          The disclosure beginning on page 16 has been modified to specify that the parties agreed to utilize a “projected March 31, 2005 balance sheet.” The material assumptions underlying the projection are disclosed in the same paragraph on page 17.

34.    In addition, summarize the “certain issues relating to the current inventory of Vialta, its outstanding letters of credit and its cash reserves” that were discussed at the February 23, 2005 meeting between Mr. Chan and the members of the special committee.

          The disclosure has been modified on page 16 to specify that the issues concerned the value of existing inventory and the adequacy of cash reserves. These were points raised by Mr. Chan as a basis for negotiations and were all subsequently resolved.

35.    We note that the special committee and Mr. Chan agreed to an aggregate transaction price of $30 million. We also note that the special committee and its legal counsel determined that it would agree only to a purchase price expressed as a fixed price per share and proposed a price of $0.36 per share. Please disclose why the special committee and its counsel would only accept a purchase price expressed as a fixed per share price.

          The description of the February 24 and February 25 board meetings on page 17 has been modified to disclose why the special committee was advised that it should only accept a purchase price expressed as a fixed per share price.

36.    Please explain how the special committee derived the $0.36 per share price. Was the $0.36 per share price based on the initial estimated preliminary liquidation value of Vialta? If so, explain why the special committee determined that the assumptions were appropriate in this instance.

          In developing a proposed per share price, the special committee considered a number of factors including both the initial and the revised liquidation value of Vialta. The special committee wanted to exceed what stockholders would receive in a true liquidation and was aware that the initial estimated preliminary liquidation analysis understated costs and therefore overvalued the Company’s stock. However, they began their negotiations with the highest number that had been prepared, as a starting place, and were able to negotiate with Mr. Chan to accept this price.

37.    See our comment above regarding the need to clarify the special committee’s request for a per share transaction value. It is not clear from the discussion at the bottom of page 18 why it would be difficult to determine a per share price “due to the unknown impact of a number of stock options that had been issued to employees of ESS Technology, Vialta’s former parent corporation.” Please expand to explain specifically how the stock options impacted the per share value of Mr. Chan’s offer for the Company. Is it because it was not apparent how the options themselves would be treated in the merger?

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Jeffrey B. Werbitt
July 5, 2005

          The disclosure on page 17 has been modified to specify that the Company does not know how many of these options are outstanding and in-the-money since they are tied to a third party’s securities. As noted in the new disclosure, if a significant number of these options were exercised in anticipation of the merger, it could have a material impact on the calculation of a per share price. However, the risk of the exercise of stapled options has been allocated to Mr. Chan in the merger agreement and is not borne by public stockholders.

38.    Refer to the disclosure in the first and second paragraphs on page 19. In the first paragraph, you state: “The special committee proposed a purchase price of $0.36 per share in cash and Mr. Chan accepted.” In the second paragraph, you state that as of [the date the special committee proposed this price to Mr. Chan], it had not determined that a price of $0.36 per share was fair value to Vialta’s stockholders . . . .” Despite the additional explanatory language in the second paragraph, these two statements do not appear to be reconciled. Please explain why the special committee would suggest a price without having determined that it was fair. As we request in comment above, you must also explain how the special committee arrived at the $0.36 per share price.

          Additional disclosure has been added on page 17 to specify that the proposal was specifically made subject to confirmation by an independent financial advisor that the price was fair. Accordingly, the two statements have been reconciled. The committee believed it had an adequate basis to make the proposal under the circumstances and wished to induce Mr. Chan to raise his bid to a level that the committee believed, subject to confirmation, was fair and in the best interests of stockholders. The merger agreement included a provision for termination, without a termination penalty, in the event that a third party came forward with a better offer. Given that no third party had proposed an offer before the agreement with Mr. Chan, despite a thorough auction of the Company, and no third party has come forward with a higher offer since the transaction was announced, the special committee continues to believe that $0.36 per share is fair to Vialta’s stockholders.

39.    You disclose on page 20 that Salem concluded that $0.36 a share is fair, from a financial point of view” to Vialta’s stockholders, other than the participating security holders, based on the market search for potential acquirers conducted by the special committee and Needham. However, it appears that Salem based its recommendation and opinion on additional valuation methods. Please revise or advise.

          The discussion of the March 17 meeting on page 18 has been revised to clarify that Salem was merely responding to a question from the special committee when it confirmed that the market search supported a conclusion that $0.36 per share is fair. In its final analysis, this was only one of several factors considered by Salem. A cross-reference has been added to direct investors to a detailed description of the various valuation methods relied on by Salem Partners.

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Jeffrey B. Werbitt
July 5, 2005

40.    We refer you to the discussion of a preliminary valuation report distributed by Salem. Provide us, with a view toward disclosure, with a summary of this preliminary valuation report to the Staff. To the extent material differences exist between this preliminary report valuing your shares and the report received from Salem prior to the March 28, 2005 meeting, your proxy statement should summarize the differences.

          There is no material difference between the preliminary report and the report delivered at the March 28, 2005 meeting. Salem Partners merely updated Vialta’s stock price by one day, which did not result in any significant changes.

41.    Refer to the disclosure in the carryover paragraph on page 20 to page 21. Expand to explain why Vialta’s previous quorum and voting issues and the market check that had already occurred” led to the conclusion that the procedural protection of requiring a minority shareholder vote to control was not appropriate. Note that the filing person’s finding of procedural fairness must take into account the lack of this procedural protection. In addition, you expanded disclosure should describe the “issues” to which you refer here.

          Additional disclosure has been added beginning on the bottom of page 19 as requested by the Staff.

42.    Explain the basis for the special committee’s belief (at the top of page 24) that in the event of a breach of the merger agreement, the Company’s only recourse would be against Victory. Why wouldn’t the Company have recourse against the control persons of Victory in that circumstance?

          The merger agreement was entered into with Victory Acquisition Corp. and not with any of the participating stockholders directly. The committee’s request to add the stockholders individually as guarantors or directly as parties was rejected. As a result, there is no privity of contract between Vialta and any of the participating stockholders and therefore Vialta’s only recourse, except as provided in the additional contribution agreement, is against Victory. The committee insisted that Vialta be added as a third party beneficiary to the additional contribution agreement. While the Company might succeed in arguing that it has recourse against the control persons of Victory, the risk that the Company may only have recourse against Victory is appropriately included in a list of possible risks and negative factors.

43.    Did Salem Partners or Needham provide the board or the special materials with a “board book”? If so, please file as exhibits to the Schedule 13E-3.

          Only Salem Partners provided the board with a “board book,” which has been filed as an exhibit to the Schedule 13E-3. In addition, as referenced in response to comment 25, the liquidation analyses prepared by Needham have been added as exhibits.

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Kaye Scholer llp

Jeffrey B. Werbitt
July 5, 2005

44.    Indicate the reasons provided by the Company’s accountants as to why they may not decide not to continue in the role of the Company’s auditors.

          The Company’s accountants advised that the additional requirements of Section 404 of the Sarbanes-Oxley Act had stretched their resources to the point that they would not be able to continue to service all of their existing public company clients. As a result, several smaller clients were being asked to retain other accountants who might be available to serve as auditors on an ongoing basis. It is Vialta’s understanding that the Company will need to engage a different accounting firm in the near future if it continues as a public company.

Position of Vialta as to the Fairness of the Merger to Vialta’s Stockholders; Reasons for Recommending the Approval of the Merger Agreement and the Merger, page 22

45.    In reaching their determinations and making their recommendations, you disclose that both the special committee and the board of directors relied on Vialta’s management to provide accurate and complete financial information, projections and assumptions. Please revise your document to disclose all of the projections used in determining a per share value for the Company. Also, summarize the relevant assumptions underlying them.

          The information provided by management that was relied on by the special committee and the board of directors consisted of the liquidation analyses (prepared in conjunction with Needham) and the projected financial information related to the potential broadband product, both of which are disclosed in the Proxy Statement. Because the referenced paragraph may create the impression that other information, projections and assumptions were provided, it has been deleted to avoid confusion.

46.    Although we understand that you filed the presentation of Salem as exhibit (c)(2) of the Schedule 13E-3, we remind you that that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the Company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example supplementally confirm that you have described in detail all oral presentations made to the board by Salem concerning the valuation methodologies that it used in preparing its opinion.

          No additional oral presentations were made by Salem other than the presentation of the materials filed. As part of the presentation to the full board, questions were asked about the value of the broadband product under development and disclosure of this discussion has been added to page 27 of the Proxy Statement.

New York	Chicago	Los Angeles	Washington, D.C.	West Palm Beach	Frankfurt	London	Shanghai

Kaye Scholer llp

Jeffrey B. Werbitt
July 5, 2005

47.    We note that the board of directors did not consider a pre-merger going concern value. Although we understand that you believe that there is no single method of determining going concern value, it is unclear why no such method was used to determine the going concern value of Vialta. Expand your disclosure to explain why you believed that the determination of a going concern value for Vialta was not material or relevant for the analysis of substantive fairness. Did the special committee conclude that the analysis of Salem sufficiently addressed the going concern value of Vialta? If so, what was the basis for the special committees’ belief? Did your special committee believe that going concern value would substantively over value or under value the Company? If so, expand your disclosure to explain why these valuation methods are not indicative of the value of the Company. Also, in view of the fact that it does not appear that your special committee, board of directors and/or advisor considered the net book value of Vialta in determining substantive fairness, please provide similar disclosure with respect to this measure of value.

          Disclosure has been added on page 22 to clarify that that the special committee believes that the analyses of Salem Partners, including their analysis of comparables, may be reflective of a going concern value. These comparables were considered by the special committee before recommending approval of the merger. In addition, disclosure has been added to explain that the special committee did not rely upon the net book value of the Company because it was less than the estimated liquidation value used.

Opinion of the Financial Advisor to the Special Committee, page 26

48.    We note that the summary of the Salem report is qualified in its entirety by reference to the full text of the opinion. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement. Please revise.

          The disclosure on page 27 of the Proxy Statement has been revised to delete the referenced qualification.

49.    We note that your financial advisor considered several different valuation methods in providing its fairness opinion. Please substantially revise your disclosure to more completely explain each valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable. In this regard, the reader should be presented with the range of implied equity value and implied price per share under each method. Also, the disclosure should address whether the merger consideration is within the ranges under each method. If the merger consideration is outside the range of any of the methods, explain how this supports the fairness opinion.

New York	Chicago	Los Angeles	Washington, D.C.	West Palm Beach	Frankfurt	London	Shanghai

Kaye Scholer llp

Jeffrey B. Werbitt
July 5, 2005

          Additional disclosure has been added throughout the section entitled “SPECIAL FACTORS – Opinion of the Financial Advisor to the Special Committee” beginning on page 27 in response to the Staff’s request.

50.    We refer you to the discussion of Salem’s “Review of Previous Discussions.” Please expand the discussion of Salem’s review of the Needham material. In this regard, disclose the Needham information that Salem found relevant and the information that was analyzed as part of this valuation method. Also, disclose the basis for Salem’s belief that Needham’s material supports its determination that the merger consideration is fair.

          Additional disclosure has been added on page 29 in response to the Staff’s request. Salem relied on the fact that Needham was not able to find a third-party willing to offer cash consideration of $0.36 per share for the Company and the fact that all potential acquirors ultimately withdrew their offers or, in one instance, ceased negotiations after the board agreed that their offer was not in the best interests of the Company’s stockholders.

Position of the Participating Stockholders and Victory Acquisition as to the Fairness of the Merger to Vialta’s Stockholders, page 33

51.    Your disclosure here indicates that the persons identified in the heading found the merger to be procedurally and substantively fair to other stockholders of Vialta “based on consideration of the factors considered by the special committee of the board of directors and the board of directors.” However, simply listing the factors considered by the participating stockholders is insufficient to satisfy their disclosure obligations under Item 1014 of Reg. M-A. Rather, you must describe how the participating stockholders analyzed those factors, or adopt the analyses of another filing person. Please revise.

          The disclosure on page 36 has been revised to list and analyze the specific factors considered significant by the participating stockholders in determining that the merger is procedurally and substantively fair to the other stockholders of Vialta.

Effect on Participating Stockholders’ Interest in Net Book Value and Net Earnings, page 36

52.    Provide the pre-merger interests of the participating stockholders so that they may be contrasted with what they will have after the merger. See Instruction 3 of Item 1013 of Regulation M-A.

          The requested disclosure has been added beginning on page 39 of the Proxy Statement.

New York	Chicago	Los Angeles	Washington, D.C.	West Palm Beach	Frankfurt	London	Shanghai

Kaye Scholer llp

Jeffrey B. Werbitt
July 5, 2005

Federal Income Tax Consequences, page 40

53.    Describe the federal income tax consequences of the merger transaction on Vialta and its affiliates. See Item 1013(d) of Regulation M-A and our comments above.

          The requested disclosure has been added to pages 9 and 46 of the Proxy Statement.

Where You Can Find More Information, page 73

54.    We note that you are incorporating by reference in the proxy statement your annual report for the year ended December 31, 2004 and your quarterly report for the period ended March 31, 2005. Please advise of the basis for your belief that you may incorporate by reference in this manner. Also, tell us whether Annex I and J, which contain the reports referred to above, are part of your proxy statement and will be disseminated with the proxy statement. If so, explain why you are attempting to incorporate by reference the same reports.

          The Company is Form S-2 eligible so is relying on the Form S-4 rules in order to incorporate the reports by reference. Item 14 of Schedule 14A allows incorporation of information into the Proxy Statement by reference, to the extent it would be permitted by Form S-4. Item 12 of Form S-4 allows Form S-2 eligible issuers to incorporate by reference copies of its most recent Form 10-K and Form 10-Q’s. The specified reports are being furnished with the Proxy Statement.

Annex F — Opinion of Financial Advisor, page F-1

55.    The opinion states that any reference to Salem or to its opinion in an SEC filing shall be subject to its prior review and approval. Please advise whether Salem has reviewed and approved all references to it and its opinion.

          Salem has reviewed and approved all references to it and its opinion as contained in the Proxy Statement.

Closing

     Each of the Filing Persons acknowledges the following:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings,

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We hope that this letter is responsive to your comments and look forward to working with the Staff to resolve any open issues. If you have any questions or require further information, please feel free to call me.

Sincerely, /s/ Quimby M. Pierce Quimby M. Pierce, Esq. KAYE SCHOLER LLP

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